UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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AMENDMENT NO. 2. TO

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ultra Clean Holdings, Inc.
(Name of Issuer)

Common Stock; Par value $0.001
(Title of Class of Securities)

90385V107
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ]           Rule 13d-1(b)

[ ]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. HomeField Capital L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 1,692,016
6 Shared Voting Power 0
7 Sole Dispositive Power 1,692,016
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,016
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.69%
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. HomeField Capital Associates LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 1,692,016
6 Shared Voting Power 0
7 Sole Dispositive Power 1,692,016
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,016
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.69%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. William J. Feil
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 1,692,0161
6 Shared Voting Power 0
7 Sole Dispositive Power 1,692,016
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,016
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.69%
12	Type of Reporting Person (See Instructions) IN

1 Represents the holdings of HomeField Capital L.P.  William J. Feil disclaims any beneficial ownership interests in the shares held by any funds or accounts for which HomeField Capital L.P. acts as investment adviser, except for that portion of such shares that relates to his economic interests in such shares, if any.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Crosby
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 1,692,0162
6 Shared Voting Power 0
7 Sole Dispositive Power 1,692,016
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,016
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.69%
12	Type of Reporting Person (See Instructions) IN

2 Represents the holdings of HomeField Capital L.P.  Richard Crosby disclaims any beneficial ownership interests in the shares held by any funds or accounts for which HomeField Capital L.P. acts as investment adviser, except for that portion of such shares that relates to his economic interests in such shares, if any.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Vernon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 1,692,0163
6 Shared Voting Power 0
7 Sole Dispositive Power 1,692,016
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,016
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.69%
12	Type of Reporting Person (See Instructions) IN

3 Represents the holdings of HomeField Capital L.P.  William J. Vernon disclaims any beneficial ownership interests in the shares held by any funds or accounts for which HomeField Capital L.P. acts as investment adviser, except for that portion of such shares that relates to his economic interests in such shares, if any.

Item 1.

(a)	Name of Issuer
Ultra Clean Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices
26462 Corporate Avenue Hayward, CA 94545

Item 2.

(a)	Name of Person Filing

This statement is filed on behalf of HomeField Capital L.P. (“HFLP”), a Delaware limited partnership, HomeField Capital Associates LLC (“HFLLC”), a Delaware limited liability company, William J. Feil (“Feil”), Richard Crosby (“Crosby”) and William J. Vernon (“Vernon”), all United States citizens.  HFLP is a registered investment adviser.  HFLLC is the general partner and a controlling person of HFLP.  Each of Feil, Crosby and Vernon is a member of HFLLC.  This statement relates to shares held for the accounts of private investment funds and managed accounts for which HFLP acts as investment adviser.  An agreement among HFL, HFLLC, Feil, Crosby and Vernon in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

(b)	Address of Principal Business Office or, if none, Residence
375 Park Avenue, Suite 1905, New York, NY, 10152
(c)	Citizenship
HFLP is a Delaware limited partnership. HFLLC is a Delaware limited liability company and Feil, Crosby and Vernon are each United States citizens.
(d)	Title of Class of Securities
Common Stock; Par value $0.001 (the “Common Stock”)
(e)	CUSIP Number
90385V107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a) Amount beneficially owned: 1,692,016
    (b) Percent of class: 7.69%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: 1,692,016
       (ii) Shared power to vote or direct the vote: 0
       (iii) Sole power to dispose or direct the disposition: 1,692,016
       (iv) Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The limited partners of (or investors in) each of the private investment funds and the owners of the managed accounts for which HFLP acts as investment adviser have the right to participate in the receipt of dividends from, and proceeds from the sale of, shares held for the accounts of such funds and managed accounts in accordance with their respective interest (or investment percentages) in such funds or managed accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 25, 2011

HomeField Capital L.P.

     By its General Partner:
HomeField Capital Associates LLC
By its Members:

/s/William J. Feil
William J. Feil
Member

/s/Richard Crosby
Richard Crosby
Member

/s/William J. Vernon
William J. Vernon
Member

HomeField Capital Associates LLC By its Members: /s/William J. Feil William J. Feil Member /s/Richard Crosby Richard Crosby Member /s/William J. Vernon William J. Vernon Member
/s/William J. Feil William J. Feil
/s/Richard Crosby Richard Crosby /s/William J. Vernon William J. Vernon

Exhibit A
JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) reporting each of the undersigned’s ownership of securities and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to an in accordance with the provisions of Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:       January 25, 2011

HomeField Capital L.P.

      By its General Partner:
HomeField Capital Associates LLC
By its Members:

/s/William J. Feil
William J. Feil
Member

/s/Richard Crosby
Richard Crosby
Member

/s/William J. Vernon
William J. Vernon
Member

HomeField Capital Associates LLC By its Members: /s/William J. Feil William J. Feil Member /s/Richard Crosby Richard Crosby Member /s/William J. Vernon William J. Vernon Member
/s/William J. Feil William J. Feil
/s/Richard Crosby Richard Crosby /s/William J. Vernon William J. Vernon